                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                               FARAH INCORPORATED
                            (Name of Subject Company)

                      TROPICAL SPORTSWEAR INT'L CORPORATION
                            FOXFIRE ACQUISITION CORP.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    307387100
                                 (CUSIP Number)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 WEST WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000


                                Page 1 of 2 Pages

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                                  TENDER OFFER

         This Amendment No. 6 to the Schedule 14D-1 relates to the offer by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value per share (the "Common Stock") of Farah Incorporated, a Texas corporation (the "Company"), at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 8, 1998, as amended by Amendment No. 1 dated May 19, 1998, Amendment No. 2 dated May 27, 1998, Amendment No. 3 dated May 28, 1998, Amendment No. 4 dated May 29, 1998 and Amendment No. 5 dated June 2, 1998 (the "Schedule 14D-1"). The purpose of this Amendment No. 6 is to amend and supplement Item 10 of the Schedule 14D-1 as described below.

ITEM 10. ADDITIONAL INFORMATION.

         (b) - (c) On June 5, 1998, TSI and the Company issued a press release with respect to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Reference is made to the press release issued by TSI and the Company on June 5, 1998, the text of which is filed as Exhibit (a)(12) to this Amendment No. 6 to the Schedule 14D-1 and is incorporated herein by reference.


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 5, 1998
                                        FOXFIRE ACQUISITION CORP.
                                        By:  /s/ Michael Kagan
                                             -----------------------------
                                        Michael Kagan
                                        Chief Financial Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 1998

                                        TROPICAL SPORTSWEAR INT'L CORPORATION
                                        By:  /s/ Michael Kagan
                                             -----------------------------
                                        Michael Kagan
                                        Executive Vice President and
                                        Chief Financial Officer